May 11, 2010


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:  NASB Financial, Inc.
     Form 10-K for fiscal year ended September 30, 2009
     File Number: 000-24033


Dear Sir or Madam:

This letter is in response to your letter dated April 29, 2010. We are currently trying to complete our Form 10-Q filings for the fiscal quarters ended December 31, 2009 and March 31, 2010. We plan to respond to your letter by May
31, 2010.

If you have additional questions or comments, you may contact me via telephone at 816-765-2200 or via e-mail at rnyhus@nasb.com.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer